Funko, Inc.

2802 Wetmore Avenue

Everett, Washington 98201

August 13, 2025

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Erin Donahue

Re:	Funko, Inc.
Registration Statement on Form S-3 (Registration No. 333-289388)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-289388) (the “Registration Statement”), of Funko, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on August 15, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.

If you have any questions regarding the foregoing, please do not hesitate to contact Benjamin Cohen of Latham & Watkins LLP at (212) 906-1623. Thank you in advance for your assistance in this matter.

Very truly yours,

FUNKO, INC.

By:	/s/ Tracy Daw
Name: Tracy Daw
Title: Chief Legal Officer and Secretary

cc:	(via email)

Yves LePendeven, Chief Financial Officer, Funko, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP

Lindsey A. Mills, Latham & Watkins LLP